Filed by DPCM Capital, Inc. and D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

DPCM Capital Announces Filing of Registration Statement on Form S-4 in Connection with its Proposed Business Combination with D-Wave

Reports over 100% growth in Forbes Global 2000 Customers

MIAMI & PALO ALTO, Calif. & BURNABY, British Columbia (March 16, 2022)—DPCM Capital, Inc. (NYSE: XPOA), a publicly traded special purpose acquisition company (“DPCM Capital”), today announced the filing with the U.S. Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc., a wholly-owned subsidiary of DPCM Capital (“D-Wave Quantum”), of a registration statement on Form S-4 (the “Registration Statement”) in connection with the previously announced business combination (the “Transaction”) between DPCM Capital and D-Wave Systems Inc. (“D-Wave”), a leader in quantum computing systems, software, and services—and the only quantum company building both annealing and gate-model quantum computers.

The Registration Statement contains a preliminary proxy statement and prospectus in connection with the Transaction. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about D-Wave and the Transaction, including with respect to D-Wave’s unique value to customers and investors as the only quantum computing company that has:

•

More than two dozen Forbes Global 2000 customers, representing a doubling of the number in 2020 with the year-over-year growth driven primarily in the financial services, manufacturing, and pharmaceuticals sectors

•	A highly diversified customer base with Quantum Computing as a Service (QCaaS) from commercial customers representing 68% of 2021 total revenue

•	Annealing quantum technology necessary to solve commercial combinatorial optimization problems that is estimated to represent approximately 25% of the quantum total available market (TAM)

•

Fifteen plus years of developing and building annealing quantum computers, uniquely enabling D-Wave to address today’s optimization portion of the quantum market for applications in important-use cases such as employee scheduling, last-mile vehicle routing, manufacturing-plant floor optimization, supply chain optimization and many others

•	A powerful combination of both professional services and quantum computing as a service (QCaaS) to aid in the development and deployment of hybrid quantum business applications

•	Demonstrated application speed-ups on important real-world problems

•	A dual-product approach to building both annealing and gate-model quantum computers enabling D-Wave to address the full quantum market

•	Developed and introduced 5 generations of increasingly powerful quantum computing systems

•	A track record of operational and commercial experience running a quantum computing business at scale

•	An intent to continue to build on the more than 200 US patents that have been granted to D-Wave since its founding in 1999

Completion of the Transaction, which is expected to occur in the second quarter of 2022, is subject to the Registration Statement being declared effective by the SEC; the approval of the Transaction by DPCM Capital’s stockholders and D-Wave’s shareholders, respectively; and other customary closing conditions. DPCM Capital’s shares of Class A common stock and warrants to purchase shares of Class A common stock currently are traded on the New York Stock Exchange (“NYSE”) under the symbols “XPOA” and “XPOA.WT”, respectively. Upon completion of the Transaction, shares of D-Wave Quantum common stock, a newly formed parent company of D-Wave and DPCM Capital, and warrants to purchase D-Wave Quantum common stock are expected to be traded on the NYSE under the ticker symbols “QBTS” and “QBTS.WS”, respectively.

“We remain excited about the pending business combination with D-Wave and look forward to working with its talented team to accelerate quantum use cases into customer segments, including manufacturing, logistics, pharmaceuticals, finance, and government,” said Emil Michael, CEO of DPCM Capital. “D-Wave is uniquely positioned as the only quantum computing company with full access to an expected $150 billion total market opportunity and is already delivering the significant benefits of quantum computing to major companies across the globe. As the only quantum computing company in the world that is building both annealing and gate-model quantum computers, we are confident that D-Wave will continue to deliver long-term value to stockholders.”

“Today’s announcement invites investors to learn more about D-Wave’s commercial approach, our track record of product delivery, our blue-chip customer base, our professional services enabled QCaaS business and our deep patent portfolio,” said D-Wave CEO Alan Baratz. “We are on-track with the transaction process, and we believe becoming a publicly-traded company will help us create value for our customers and for our investors through market growth, further hybrid quantum application development, and expansion of our product portfolio.”

About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software and services, and is the world’s first commercial supplier of quantum computers—and the only company developing both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

About DPCM Capital Inc.:

DPCM Capital, Inc. is a special purpose acquisition company led by Chairman and CEO Emil Michael, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business in combination with one or more businesses. UBS Securities LLC acted as sole book-running manager for DPCM Capital’s initial public offering. Its common stock, units, and warrants began trading on the NYSE on Oct. 23, 2020, under the ticker symbols XPOA, XPOA.U and XPOA WS, respectively. Affiliated with the SPAC at the board, management and advisory level, is a team made up of entrepreneurs and operators, including Eric Schmidt, former CEO of Google; Betsy Atkins, a world-class governance expert and enterprise entrepreneur; and Denmark West, one of the early members of the team at Microsoft’s Xbox.

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the transaction is provided in a registration statement on Form S-4 filed with the SEC by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM Capital as of a record date to be established for voting on the Transaction. Stockholders also may obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada; or via email at shareholdercomm@dwavesys.com; and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179; or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, also can be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed transaction, including the timing of the proposed transaction; the listing of D-Wave Quantum Inc.’s shares and warrants; the combined company’s future growth and innovations; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases; the total addressable market for quantum computing; and the anticipated benefits of the proposed transaction. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks; uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K, as amended, originally filed with the SEC on March 31, 2021; and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction and other filings with the SEC; as well as factors associated with companies, such as D-Wave, that are engaged in the business of quantum computing, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; the ability to complete the proposed transaction due to the failure to obtain required regulatory and stockholder approvals; the failure to satisfy other closing conditions in the definitive transaction agreement or otherwise; the occurrence of any event that could give rise to the termination of the definitive transaction agreement; risks related to the uncertainty of the forecasted financial information; the outcome of any legal proceedings that may be instituted against DPCM Capital, D-Wave, or D-Wave Quantum Inc. related to the definitive transaction agreement or the proposed transaction; risks related to the performance of combined company’s business and the timing of expected business or financial milestones; unanticipated technological or project development challenges, including with respect to the cost and or timing thereof; the performance of the combined company’s products; the effects of competition on the combined company’s business; the failure to realize the anticipated benefits of the proposed transaction; the risk that the combined company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the amount of redemption requests made by DPCM Capital’s public stockholders; the risk that the combined company may never achieve or sustain profitability; the risk that D-Wave is unable to secure or protect its intellectual property; volatility in the price of DPCM Capital’s securities; the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; and the risk that D-Wave Quantum Inc.’s securities will not be approved for listing on the NYSE or, if approved, maintain the listing. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave; nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts

For D-Wave:

Investor Contact:

Kevin Hunt

ir@dwavesys.com

D-Wave Media Contact:

Dan McDermott

ICR

media@dwavesys.com

For DPCM Capital:

Megan Kilkenny

mkilkenny@hstrategies.com